Exhibit 1

August 19, 2022

To: All Canadian Securities Regulatory Authorities

Re:	PARCELPAL LOGISTICS, INC. (the “Company”)
Notice of Annual General Meeting (Amended)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Annual General Meeting of Shareholders of the Company:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	August 30, 2022 (Amended)
Record Date for Voting (if applicable) :	August 30, 2022 (Amended)
Beneficial Ownership Determination Date :	August 30, 2022 (Amended)
Meeting Date :	October 7, 2022
Meeting Location (if available) :	Vancouver, B.C. (Amended)
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description COMMON SHARES	CUSIP Number 69938L105	ISIN CA69938L1058

Sincerely,

PARCELPAL LOGISTICS, INC.

Signed: “Monique Hutchins”

Monique Hutchins
CORPORATE SECRETARY

Cc: Computershare